# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue, East Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 06/02/2026
Amends the filing with accession number 0001104659-21-087437
Filed by CIK 0001725721
Persons authorized to receive notices and communications: a16z Capital Management, 2865 Sand Hill Road, Suite 101, Menlo Park, California (CA), 94025, (650) 798-3900

## Reporting persons
- AH Bio Fund II, L.P. (CIK 0001725721): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 11,682,032; shared voting power 0; sole dispositive power 11,682,032; shared dispositive power 0; aggregate amount beneficially owned 11,682,032 (9.2% of the class)
- AH Equity Partners Bio II, L.L.C. (CIK 0001725722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 11,682,032; shared voting power 0; sole dispositive power 11,682,032; shared dispositive power 0; aggregate amount beneficially owned 11,682,032 (9.2% of the class)
- Andreessen Horowitz LSV Fund II, L.P. (CIK 0001829357): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 971,885; shared voting power 0; sole dispositive power 971,885; shared dispositive power 0; aggregate amount beneficially owned 971,885 (0.8% of the class)
- AH Equity Partners LSV II, L.L.C. (CIK 0001829384): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 971,885; shared voting power 0; sole dispositive power 971,885; shared dispositive power 0; aggregate amount beneficially owned 971,885 (0.8% of the class)
- Marc L. Andreessen (CIK 0001160077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,653,917; sole dispositive power 0; shared dispositive power 12,653,917; aggregate amount beneficially owned 12,653,917 (9.9% of the class)
- Benjamin A. Horowitz (CIK 0001166586): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,653,917; sole dispositive power 0; shared dispositive power 12,653,917; aggregate amount beneficially owned 12,653,917 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue, East Seattle, Washington (WA), 98102
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 30, 2021 (the "Statement") by AH Bio Fund II, L.P. ("AH Bio II"), AH Bio Fund II-B, L.P. ("AH Bio II-B"), AH Equity Partners Bio II, L.L.C. ("AH Equity Bio II"), Andreessen Horowitz LSV Fund II, L.P. ("AH LSV II"), Andreessen Horowitz LSV Fund II-B, L.P. ("AH LSV II-B"), Andreessen Horowitz LSV Fund II-Q, L.P. ("AH LSV II-Q"), AH Equity Partners LSV II, L.L.C. ("AH Equity LSV II"), Marc Andreessen ("Andreessen") and Benjamin Horowitz ("Horowitz"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is filed by AH Bio II, AH Equity Bio II, AH LSV II, AH Equity LSV II, Andreessen and Horowitz. The foregoing entities and individuals are collectively referred to herein as the "Reporting Persons."

AH Equity Bio II is the general partner of AH Bio II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Bio II for itself and as nominee for AH Bio II-B. Andreessen and Horowitz are managing members of AH Equity Bio II and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Bio II for itself and as nominee.

AH Equity LSV II is the general partner of AH LSV II and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV II for itself and as nominee for AH LSV II-B and AH LSV II-Q. Andreessen and Horowitz are managing members of AH Equity LSV II and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV II for itself and as nominee.
Residence or business address: The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
Present principal occupation or employment: The principal occupation of each of Andreessen and Horowitz is as the co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D/A are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 127,078,855 shares of common stock outstanding as of April 23, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on April 28, 2026.

Each of Messrs. Andreessen and Horowitz may be deemed to beneficially own 9.96% of the common stock as of the date of this filing. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of the cover pages for each of Andreessen and Horowitz have been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On June 2, 2026, AH Bio II and AH LSV II sold 4,615,974 and 384,026 shares of common stock, respectively, in a single block trade at $2.35 per share.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of each of AH Bio II, AH Bio II-B, AH LSV II, AH LSV II-B, AH LSV II-Q and the limited liability company agreement of each of AH Equity Bio II and AH Equity LSV II the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 Power of Attorney (Marc Andreessen), dated June 23, 2023

Exhibit 24.2 Power of Attorney (Benjamin Horowitz), dated June 22, 2023

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Amended and Restated Registration Rights and Lock-up Agreement, dated as of February 7, 2021, by and among ARYA Sciences Acquisition Corp III and the persons named therein (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2021).

Exhibit 99.3 Form of Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2021)

## Signatures
- AH Bio Fund II, L.P.: /s/ Phil Hathaway, By AH Equity Partners Bio II, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (06/04/2026)
- AH Equity Partners Bio II, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (06/04/2026)
- Andreessen Horowitz LSV Fund II, L.P.: /s/ Phil Hathaway, By AH Equity Partners LSV II, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (06/04/2026)
- AH Equity Partners LSV II, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (06/04/2026)
- Marc L. Andreessen: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact for Marc Andreessen (06/04/2026)
- Benjamin A. Horowitz: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact for Benjamin Horowitz (06/04/2026)
Comment: Note 1 AH Bio Fund II, L.P. for itself and as nominee for AH Bio Fund II-B, L.P.

Note 2 Andreessen Horowitz LSV Fund II, L.P. for itself and as nominee for Andreessen Horowitz LSV Fund II-B, L.P. and Andreessen Horowitz LSV Fund II-Q, L.P.